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S 18000020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JAN 29 2018
Washington DC
406

SEC FILE NUMBER
8- 51832

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2016 (MM/DD/YY) AND ENDING November 30, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Security Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24009 Ventura Blvd., Suite 101
(No. and Street)

Calabasas (City) California (State) 91302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A Leach (818) 225-9529
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

RECEIVED
2018 JAN 30 PM 3:35
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard A. Leach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Security Corporation, as of November 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

By: [signature]
Signature

President
Title

Nicole S. Lane
Notary Public

NICOLE S. LANE
Commission # 2108419
Notary Public - California
Los Angeles County
My Comm. Expires Apr 24, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

NICOLE S. LANE
Commission # 2108419
Notary Public - California
Los Angeles County
My Comm. Expires Apr 24, 2019

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 26th day of January, 2018 by Richard A. Leach proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public Nicole S. Lane

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity owners of Investment Security Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Investment Security Corporation (the "Company") as of November 30, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2017, and the results of its operations and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2001.
Northridge, California
January 25, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Investment Security Corporation
Statement of Financial Condition
November 30, 2017

Assets

Cash	$	75,800
Commissions receivable		85,413
Accounts receivable		6,635
Prepaid income taxes		2,190
Prepaid expense		459
FSCT Warrants C		1
Deposit		862
Total assets	$	171,360

Liabilities and Stockholder's Equity

Liabilities		
Commissions payable	$	74,578
Accrued expenses		-
Total liabilities		74,578
Stockholder's equity		
Common stock, no par value, 100,000 shares authorized, 100 shares issued and outstanding		1,000
Additional paid-in capital		10,000
Retained earnings		85,782
Total stockholder's equity		96,782
Total liabilities and stockholder's equity	$	171,360

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Statement of Income
For the Year Ended November 30, 2017

Revenues	
Commissions	$ 1,367,358
Fee based income	76,650
Other income	42,750
Total revenues	1,486,758
Expenses	
Commissions expense	1,136,573
Communications	666
Professional fees	278,988
Occupancy and equipment rental	5,256
Other operating expenses	49,206
Total expenses	1,470,689
Net income (loss) before income tax provision	16,069
Income tax provision	4,383
Net income (loss)	$ 11,686

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation

Statement of Changes in Stockholder's Equity

For the Year Ended November 30, 2017

	Common Stock	Additional paid-in capital	Retained Earnings	Total
Balance at November 30, 2016	$ 1,000	$ 10,000	$ 74,096	$ 85,096
Net income (loss)	-	-	11,686	11,686
Balance at November 30, 2017	$ 1,000	$ 10,000	$ 85,782	$ 96,782

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Statement of Cash Flows
For the Year Ended November 30, 2017

Cash flow from operating activities:		
Net income (loss)		$ 11,686
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Accounts receivable	$ (1,135)	
Commissions receivable	(84,407)	
Prepaid income taxes	83	
Prepaid expense	12,472	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(750)	
Commissions payable	73,584	
Total adjustments		(153)
Net cash provided by (used in) operating activities		11,533
Net cash provided by (used in) in investing activities		(1)
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		11,532
Cash at beginning of year		64,268
Cash at end of year		$ 75,800

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 4,383

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Notes to Financial Statements
November 30, 2017

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Investment Security Corporation (the "Company") was incorporated in the State of California on January 21, 1999. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including to serve in the capacity as the broker dealer for the offering and selling of public (registered), non-traded (non-listed) REITS, private placements, mutual funds, section 529 college savings plans and variable insurance products at the retail level.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i) and/or SEC Release 34-70073, Footnote 74, the Company conducts business on a non-introducing basis and effects securities transactions via subscriptions. The Company does not receive, directly or indirectly, or hold funds or securities, does not carry accounts or execute or clear securities transactions for customers and effects securities transactions via subscriptions. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Note 2: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Valuation Allowance	Total
Federal	$ 2,678	$ -	$ -	$ 2,678
State	1,705	-	-	1,705
Total income tax expense (benefit)	$ 4,383	$ -	$ -	$ 4,383

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of November 30, 2017, the IRS has not proposed any adjustment to the Company's tax position.

Note 3: RELATED PARTY TRANSACTIONS

The Company shares common ownership with the Law offices of Richard A Leach ("Law Office"). The Company and Law Office share office space, for which each pays their proportionate share of rent directly to the landlord. In addition, the Company and Law Office pay proportionate share of certain predetermined overhead and general expense under a formal expense sharing agreement.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company is a defendant in a quasi-class action case filed by tenant-in common investors in a real estate structure transaction. The Company was served during March 2009. None of the plaintiffs were customers of the Company. No trial date has been set. The Company believes that the lawsuit is without merit with respect to the Company. After evaluating the claims, the Company made no provision in the accompanying financial statements for legal costs related to the actions discussed above.

Note 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at November 30, 2017 or during the year then ended.

Note 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on November 30, 2017, the Company had net capital of $75,800, which was $70,800 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($74,578) to net capital was 0.98 to 1.

Investment Security Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of November 30, 2017

Computation of net capital		
Common stock	$ 1,000	
Additional paid-in capital	10,000	
Retained earnings	85,782	
Total stockholder's equity		$ 96,782
Less: Non-allowable assets		
Commission receivable, in excess of payable	(10,835)	
Prepaid income taxes	(2,190)	
Prepaid expense	(459)	
Deposit	(862)	
FSCT Warrants C	(1)	
Accounts receivable	(6,635)	
Total non-allowable assets		(20,982)
Net Capital		75,800
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 4,972	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 70,800
Aggregate indebtedness		$ 74,578
Ratio of aggregate indebtedness to net capital	0.98 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated November 30, 2017 (See Note 8).

Investment Security Corporation
Schedule II - Computation of Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of November 30, 2017

A computation of reserve requirements is not applicable to Investment Security Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i) and/or SEC Release 34-70073, Footnote 74, in that the Company effects securities transactions via subscriptions.

Investment Security Corporation
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of November 30, 2017

Information relating to possession or control requirements is not applicable to Investment Security Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i) and/or SEC Release 34-70073, Footnote 74, in that the Company effects securities transactions via subscriptions.

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Investment Security Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Investment Security Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Investment Security Corporation stated that Investment Security Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Investment Security Corporation 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investment Security Corporation 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 25, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Assertions Regarding Exemption Provisions

We, as members of management of Investment Security Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i) and/or SEC Release 34-70073, Footnote 74. The Company's business falls into the second limited business category described in SEC Release 34-70073, Footnote 74, in that the Company effects securities transactions via subscriptions and does not hold funds or securities.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended November 30, 2017.

Investment Security Corporation

By:

Richard A. Leach, President

January 25, 2018
(Date)

Investment Security Corporation
Report of the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended November 30, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Investment Security Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Investment Security Corporation and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Investment Security Corporation (the "Company") for the year ended November 30, 2017, solely to assist you and SIPC in evaluating Investment Security Corporation 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended November 30, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended November 30, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 25, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Investment Security Corporation
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended November 30, 2017

		Amount
Total assessment	$	2,096
SIPC-6 general assessment Payment made on June 16, 2017		(1,486)
Less prior overpayment applied		-
SIPC-7 general assessment Payment made on November 30, 2017		(483)
SIPC 7B assessment Payment made on January 17, 2018		(127)
Total assessment balance **(overpayment carried forward)**	$	0